January 23, 2020

Kuang-Ming Tsai
President
Genufood Energy Enzymes Corp.
601 South Figueroa Street, Suite 4050
Los Angeles, CA 90017

       Re: Genufood Energy Enzymes Corp.
           Registration Statement on Form 10-12G
           Filed October 25, 2019
           File No. 000-56112

Dear Mr. Tsai:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Lance Jon Kimmel, Esq.